SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 20, 2015

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on May 19, 2015 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. All resolutions 1 to 21 were carried.

Pursuant to the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,389,951,390	99.58	14,385,251	0.42	3,404,336,641	53.74%	70,512,187
2	Approval of Directors’ Remuneration Report	3,298,794,355	96.16	131,759,717	3.84	3,430,554,072	54.15%	44,251,500
3	Reappointment of Ben van Beurden	3,426,417,863	98.93	37,224,078	1.07	3,463,641,941	54.67%	11,198,125
4	Reappointment of Guy Elliott	3,349,592,805	96.71	113,915,211	3.29	3,463,508,016	54.67%	11,293,370
5	Reappointment of Euleen Goh	3,360,632,595	98.72	43,479,626	1.28	3,404,112,221	53.74%	70,685,711
6	Reappointment of Simon Henry	3,397,760,873	98.10	65,801,662	1.90	3,463,562,535	54.67%	11,244,066
7	Reappointment of Charles O. Holliday	3,375,783,797	97.61	82,577,380	2.39	3,458,361,177	54.59%	16,436,005
8	Reappointment of Gerard Kleisterlee	3,332,294,541	98.77	41,646,442	1.23	3,373,940,983	53.26%	100,855,136
9	Reappointment of Sir Nigel Sheinwald	3,425,539,020	98.91	37,792,868	1.09	3,463,331,888	54.67%	11,406,166
10	Reappointment of Linda G. Stuntz	3,366,469,133	98.89	37,706,401	1.11	3,404,175,534	53.74%	70,617,012
11	Reappointment of Hans Wijers	3,355,421,084	97.73	77,869,812	2.27	3,433,290,896	54.20%	41,488,341
12	Reappointment of Patricia A. Woertz	3,405,052,835	98.32	58,281,211	1.68	3,463,334,046	54.67%	11,324,840
13	Reappointment of Gerrit Zalm	3,425,322,417	98.90	37,925,016	1.10	3,463,247,433	54.67%	11,387,796
14	Reappointment of Auditor	3,382,693,029	97.89	72,768,711	2.11	3,455,461,740	54.55%	19,365,964

15	Remuneration of Auditor	3,460,603,665	99.92	2,641,393	0.08	3,463,245,058	54.67%	11,508,404
16	Authority to allot shares	3,374,140,090	97.52	85,733,411	2.48	3,459,873,501	54.62%	14,971,040
17	Disapplication of pre-emption rights*	3,396,508,077	98.23	61,351,379	1.77	3,457,859,456	54.58%	16,870,148
18	Authority to purchase own shares*	3,454,055,798	99.78	7,789,136	0.22	3,461,844,934	54.65%	12,913,807
19	Authority for Scrip Dividend Scheme	3,444,994,074	99.59	14,313,598	0.41	3,459,307,672	54.61%	15,427,485
20	Authority for certain donations and expenditure	3,366,461,515	98.02	67,831,826	1.98	3,434,293,341	54.21%	40,558,793
21	Shareholder resolution*	3,324,862,604	98.91	36,543,298	1.09	3,361,405,902	53.06%	113,281,287

*	Special Resolutions

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 19, 2015

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: May 20, 2015